July 17, 2006

Mail Stop 3561

Colm J. King
President
Cavit Sciences, Inc.
100 East Linton Boulevard
Suite 106B
Delray Beach, FL 33483

Re: **Cavit Sciences, Inc.**
          Registration Statement on Form SB-2
          Filed July 13, 2006
          File No. 333-135740

Dear Mr. King:

        We have completed a preliminary reading of your registration statement. It appears that your document fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form, as described below. For this reason, we will not further process the registration statement until these material deficiencies are addressed.

        Since you are succeeding to the business of the biotechnology segment of Hard to Treat Diseases, Inc., this business is considered to be the predecessor of Cavit. As such, the financial statements of Cavit should be restated to include the transferred operations that were part of the parent's financial statements. Please revise to present the operations of this biotechnology business from its inception. The carve-out financial statements should focus on presenting the track record of management and the evolution of the business, rather than limiting the presentation to include only the accounts of the operations contributed. Accounts should be excluded from the carve-out financial statements only if they relate to businesses that are clearly and logically separable from the business contributed. Please obtain an audit report for the annual financial statements presented, as well as cumulative financial statements required by SFAS 7.

According to Note 2, you analyzed the value of the intellectual property rights at May 31, 2006, and no impairment charge was recorded. Since you have never commercially introduced a product and have no revenues to date, please explain your basis for determining this amount is recoverable.

* * * * *

As long as it remains in its current form, we will not recommend acceleration of the effective date of the registration statement. Also note that should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.   We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.   Feel free to call me at (202) 551-3790 with any questions. We look forward to working with you to address these concerns.

Sincerely,

John D. Reynolds
Assistant Director

cc: David E. Wise, Esq.
       (830) 981-8165